Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED AUGUST 31, 2013

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2013, as compared to the three- and nine-month periods ended August 31, 2012. This MD&A is dated October 9, 2013, was approved by our Audit Committee, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2013, as well as the MD&A and audited consolidated financial statements including the notes thereto as at November 30, 2012. The interim consolidated financial statements for the three- and nine-month periods ended August 31, 2013 have not been reviewed by our auditors.

The financial information contained in this MD&A and in our unaudited interim consolidated financial statements and audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise indicated or unless the context requires otherwise, in this MD&A, all references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. The use of EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. EGRIFTATM is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Business Overview

We are a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth hormone releasing factor, or GRF, peptides.

Our first product, EGRIFTATM (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008, as amended in April 2012, or the EMD Serono Agreement. EMD Serono launched EGRIFTATM on January 10, 2011.

In order to expand the commercial distribution of EGRIFTATM, we have granted exclusive commercialization rights to EGRIFTATM in other territories as follows: in December 2010 to an affiliate of sanofi, or sanofi, for Latin America, Africa and the Middle East; and in February 2012 to Actelion Pharmaceuticals Canada Inc., or Actelion, for Canada. We are responsible for the manufacture of EGRIFTATM and its supply to EMD Serono, sanofi, and Actelion.

We had also previously granted exclusive commercialization rights to Ferrer Internacional S.A., or Ferrer, for Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. However, following an unsuccessful application for the approval of EGRIFTATM in Europe, this agreement was terminated by mutual consent in April, 2013. In so doing, we re-acquired 100% of the commercialization rights of EGRIFTATM in these markets where there are currently no approved treatments for lipodystrophy in HIV-infected patients available.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 331-9691 • www.theratech.com

In keeping with our overriding strategy of focusing on EGRIFTATM in order to become cash-flow neutral as soon as we can, our principal objectives for fiscal 2013 are as follows:

•

continue to actively support EMD Serono’s efforts to develop the market for EGRIFTATM in the United States, through financing the post-approval commitments made to the FDA and also by lifecycle management initiatives such as formulation improvements;

•	continue to support the efforts of sanofi to obtain regulatory approvals in Latin America;

•	re-file for marketing approval in Europe, on the condition that, in our judgment, there is a reasonable likelihood of success;

•	continue to pursue regulatory approval in Canada; and

•	tightly control expenses.

The paragraphs that follow provide more background information and details on the various aspects of our business including the progress made and other developments in the third quarter of fiscal 2013.

Commercial, Research and Development and Regulatory Activities

United States

EMD Serono began selling EGRIFTATM in the United States in January 2011. We generate revenue from the supply of EGRIFTATM to EMD Serono for re-sale and we receive royalties on their ultimate sales to pharmaceutical distributors. Details of our EGRIFTATM revenue in 2013 can be found in the revenue discussion below.

In January 2013, we encountered manufacturing problems and stopped production of EGRIFTATM. We resumed production in May using a revised manufacturing process. However, we encountered quality issues with the new process and announced in September 2013 that we were reverting to the original FDA-approved manufacturing process and undertaking further development work prior to submitting a new manufacturing process to the FDA. New supplies of EGRIFTATM are expected to be available in December.

Having reviewed its inventories and estimated that a drug shortage would start to occur in mid-October, with a complete stock-out by mid-November, on September 18, 2013, EMD Serono voluntarily notified the FDA about an upcoming EGRIFTATM shortage. EMD Serono has since implemented a mitigation plan with the intent of reducing the duration of the shortage.

Our research and development activities, or R&D activities, in the three-month period ended August 31, 2013 were focused on the EGRIFTATM manufacturing process specifically to address the issue mentioned above.

Moreover, EMD Serono is currently conducting two Phase 4 clinical trials with EGRIFTATM in the United States in order to fulfil post approval commitments made to the FDA. The first trial is a long-term safety study for which we are responsible for 50% of the cost. The second study is to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by us for the direct costs involved. Both of the Phase 4 clinical trials are now recruiting patients.

In the current fiscal year, our regulatory activities in the United States included efforts to optimize the lifecycle of EGRIFTATM and support EMD Serono in expanding the patient base. In this regard, EMD Serono received FDA approval for a revision to the EGRIFTATM prescribing information to include storage conditions at or below 25°C, or room-temperature storage, for a 12-week period after dispensing to patients. Previously, EGRIFTATM required refrigeration as it could only be stored between 2°C and 8°C (36°F and 46°F).

Latin America, Africa and the Middle East

Pursuant to our distribution and licensing agreement with sanofi, or Sanofi Agreement, marketing authorization applications are currently in process in Brazil, Mexico, Argentina, Venezuela and Israel. Our principal responsibility is to provide support to sanofi, as needed, to meet the needs of the regulators in these countries.

The largest potential markets for EGRIFTATM in Latin America are Brazil and Mexico; and sanofi is focusing its efforts on these two countries.

A decision from the Mexican regulatory authorities on the application filed in Mexico is expected in the fourth quarter of 2013.

With respect to Brazil, the Brazilian National Health Surveillance Agency, or ANVISA, performed a conformational audit during the week of September 9, 2013 in order to evaluate a series of corrective measures that were implemented in response to technical deficiencies identified in 2012. The results of the audit are expected in the fourth quarter.

Europe

Since the beginning of the year, we have consulted with key physicians, patient groups, regulatory experts in Europe and have now begun meeting with regulators in certain jurisdictions to evaluate our prospects for acceptance should we decide to re-file for approval. Whether it is for all of Europe or for certain European countries, we will only re-file if we determine that there is a reasonable likelihood of success, based on the EGRIFTATM data that is currently available.

Canada

On March 4, 2013, Health Canada’s Therapeutic Products Directorate, or TPD, issued a Notice of Non-compliance-withdrawal for our New Drug submission, or NDS. On March 25, 2013, we announced the filing of a request for reconsideration of the decision made by TPD and on August 23, 2013 we presented our arguments before a scientific advisory committee established for that purpose by Health Canada. A decision from TPD is expected shortly.

Lease Amendment

On April 3, 2013, we announced the execution of a lease amendment agreement with our landlord, which significantly reduced the space we occupy giving rise to an 85% reduction (approximately $1,200,000 per annum) in annual cash outlays for rent. The remaining term of the lease was also reduced from eight years to five years. In consideration for these amendments, we agreed to pay a one-time fee of $1,800,000.

Intellectual Property

During the third quarter, the Company was issued a patent from the United States Patent and Trademark Office covering a method of improving cognitive function in a subject suffering from mild cognitive impairment through the administration of tesamorelin (patent No. 8,481,489 entitled “GH Secretagogues and Uses Thereof”). We also received a patent from the Canadian Intellectual Property Office in the third quarter, covering the same subject matter (patent No. 2,527,039 entitled “GRF Analog Compositions and their Use”).

Litigation

In February 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. In July 2013, the Court of Appeal confirmed the earlier decision of the Superior Court of Québec. An application for leave to appeal the decision issued by the Court of Appeal was filed in September 2013 with the Supreme Court of Canada.

In addition, 121851 Canada Inc. filed a new motion in the Superior Court of Québec, District of Montréal, in May 2013, to institute a class action against us, a director and a former executive officer. This second motion is based on the same facts and seeks the same conclusion as the first motion, except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). No date has been scheduled for the hearing of this second motion.

Revenue

Our revenues are mainly royalties received from EMD Serono on EGRIFTATM sales to U.S. customers, sales of EGRIFTATM to EMD Serono for re-sale and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the three- and nine-month periods ended August 31, 2013 amounted to $2,177,000 and $6,307,000 compared to $3,822,000 and $9,668,000 in the comparable periods of fiscal 2012.

	2013	2012	2013	2012
(in thousands of Canadian dollars)	(3 months)		(9 months)

Royalties	928	1,027	2,684	2,599
Sale of goods	786	1,725	2,233	3,860
Amortization of upfront payment	463	1,070	1,390	3,209
Revenue	2,177	3,822	6,307	9,668

Royalties in the three-month period ended August 31, 2013 were $928,000, up from the $872,000 earned in the previous quarter but lower than the $1,027,000 recorded in the comparable quarter of 2012. Royalties in the nine-month period ended August 31, 2013 were $2,684,000 compared to $2,599,000 in 2012. The reported royalties in the fiscal 2013 periods include the actual royalties earned from December 1, 2012 until June 30, 2013 and an estimate of the royalties earned in July and August of 2013. In the fiscal 2012 periods, the reported royalties included the actual royalties earned from October 1, 2011 until June 30, 2012.

Revenue generated from the sale of goods in the three- and nine-month periods ended August 31, 2013 was $786,000 and $2,233,000 compared to $1,725,000 and $3,860,000 in the comparable periods of fiscal 2012. The decline in sales is principally due to inventory reductions by EMD Serono. Other factors contributing to the decline were the manufacturing problems referred to above and a lower transfer price than in the prior-year periods. The transfer price for EGRIFTATM in 2013 is lower as a result of cost savings tied to the single-vial presentation introduced in October 2012. The percentage markup that we are entitled to under the terms of our agreement with EMD Serono remains unchanged.

Revenue related to the amortization of the initial payment received upon the closing of the EMD Serono Agreement was $463,000 and $1,390,000 for the three- and nine-month periods ended August 31, 2013, compared to $1,070,000 and $3,209,000 in the comparable periods of fiscal 2012. The lower amortization amounts in Fiscal 2013 reflect an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed.

Cost of Sales

For the three- and nine-month periods ended August 31, 2013, the cost of sales of EGRIFTATM amounted to $823,000 and $2,556,000 compared to $1,704,000 and $3,733,000 in the comparable periods of 2012. Cost of sales includes the cost attributed to goods sold in the period as well as other costs related to the manufacture and supply of EGRIFTATM. In 2013, these other costs include: the costs related to implementing manufacturing corrective measures required by the Brazilian regulatory authorities, a loss of $376,000 which occurred during the conversion of raw materials into finished goods in January 2013 as well as some of the costs associated with our actions to remedy the production issues and resume production. Variations in gross margins are expected to continue due to the absorption of indirect manufacturing costs. Cost of sales is detailed in note 5 “cost of sales” of our unaudited consolidated financial statements for the three- and nine-month periods ended August 31, 2013 and 2012.

R&D Activities

Research and development, or R&D expenses, net of tax credits, for the three- and nine-month periods ended August 31, 2013 were $2,578,000 and $5,824,000 compared to $1,724,000 and $4,447,000 in the comparable periods of 2012. For the three month period ending August 31, 2013, the R&D expenses include approximately $1,500,000 of costs aimed at improving the consistency of the lyophilization cycle as described above under Business Overview. A substantial portion of these costs is attributable to the consumption of existing raw material inventories, which did not have an impact on the Company’s short-term liquidity position. Other R&D expenses in 2013 include our share of the costs of the two Phase 4 clinical trials, and expenses associated with pursuing regulatory approvals. In 2012, R&D activities included developing a new formulation of EGRIFTATM, the preclinical development of TH1173 as well as the pursuit of regulatory approvals.

Selling and Market Development Expenses

Selling and market development expenses for the three- and nine-month periods ended August 31, 2013 amounted to $59,000 and $190,000 compared to $219,000 and $736,000 in the comparable periods of 2012. Our selling and market development expenses activities are now principally the costs associated with managing relationships with commercial partners.

General and Administrative Expenses

General and administrative expenses for the three- and nine-month periods ended August 31, 2013 amounted to $741,000 and $2,614,000 compared to $1,068,000 and $4,906,000 in the comparable periods of 2012. The expenses are considerably lower in 2013, reflecting the benefits of restructuring.

Restructuring Costs

There were no restructuring costs in the three months ended August 31, 2013, compared to $3,000 of costs in the comparable period of 2012. In the nine months of fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,093,000. This was largely as a result of the lease amendment agreement entered into in April 2013, which eliminated the remaining $3,119,000 of an onerous lease provision. The onerous lease provision was originally established in the amount of $4,055,000 as part of the 2012 restructuring activities and was the principal element of the $6,176,000 in restructuring costs incurred in the first nine months of that year.

Net Finance Income

Finance income for the three- and nine-month periods ended August 31, 2013 was $107,000 and $433,000 compared to $180,000 and $698,000 in the comparable periods of 2012. Interest revenues in 2013 were lower than 2012 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three- and nine-month periods ended August 31, 2013 were $8,000 and $79,000 compared to gains arising from positive exchange-rate fluctuations of $31,000 and $47,000 in the comparable periods of 2012.

Net Results

Taking into account the revenues and expenses described above, the net losses for the three- and nine-month periods ended August 31, 2013 were $1,935,000 and $1,457,000. These results compare to net losses of $698,000 and $9,599,000 in the comparable periods of 2012. On a per share basis, the net loss for both the three- and nine-month periods ended August 31, 2013 was $0.03 and $0.02 compared to net losses of $0.01 and $0.16 in the comparable periods of 2012.

Financial Position

As at August 31, 2013, liquidities, which include cash and bonds, amounted to $13,734,000 and tax credits and grants receivable amounted to $6,000, for a total of $13,740,000 compared to $13,726,000 at May 31, 2013 and $20,924,000 at November 30, 2012.

Cash flows generated from operating activities for the three-month period ended August 31, 2013 amounted to $615,000 compared to $491,000 in the comparable period of 2012. In the nine months ended August 31, 2013, cash flows used in operating activities were $6,340,000 (including the one-time fee of $1,800,000 paid in respect to the lease amendment agreement) compared to $11,878,000 in the comparable period of 2012.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

	2013			2012				2011
(In thousands of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sale of goods	786	996	451	1,375	1,725	856	1,279	2,670
Upfront and milestone payments	463	463	464	868	1,070	1,069	1,070	1,069
Royalties and license fees	928	872	884	1,656	1,027	731	841	671
	2,177	2,331	1,799	3,899	3,822	2,656	3,190	4,410
Net (loss) profit	(1,935)	(1,382)	1,860	(4,341)	(698)	(1,417)	(7,484)	(1,687)
Basic and diluted (loss) profit per share	(0.03)	(0.02)	0.03	(0.07)	(0.01)	(0.02)	(0.12)	(0.03)

EGRIFTATM was first offered for sale to the public in January 2011 and our quarterly sales of goods in fiscal 2011 reflect the buildup of stocks needed by EMD Serono for the product launch. Revenues from sale of goods in fiscal 2012 and fiscal 2013 are more closely tied to actual sales to patients but they also vary significantly in the short term due to EMD Serono procurement policies.

Beginning in the fourth quarter of fiscal 2012, the selling price of EGRIFTATM was lowered in association with the introduction of the new single-vial presentation. The percentage markup that we are entitled to under the terms of our agreement with EMD Serono is unchanged.

Beginning in the fourth quarter of fiscal 2012, royalties and license fees include management estimates of royalties earned. Consequently, the fourth quarter 2012 royalties and license fees are for a five-month period from July to November.

The net profit reported in the first quarter of fiscal 2013, and the net losses reported in the fourth and first quarters of fiscal 2012, include restructuring costs of $(3,093,000), $4,526,000, and $6,058,000 respectively.

Subsequent events

In September and October 2013, raw material losses, worth approximately $550, were incurred during handling procedures which are part of the manufacturing process of EGRIFTATM. The Company is analyzing the responsibility in regards to those events.

Recent changes in accounting standards

New or revised standards and interpretations issued but not yet adopted

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, or IFRS 9 (2009), and in October 2010, the IASB published amendments to IFRS 9, or IFRS 9 (2010).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income, or OCI. The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on December 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IAS 27 (2008) survives as IAS 27 (2011), Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or OCI.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. The standard does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Amendments to IAS 1 Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The existing option to present the profit or loss and OCI in two statements has remained unchanged.

The Company adopted IAS 1 on December 1, 2012. The adoption had no impact on the consolidated financial statements.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2013. The extent of the impact of the adoption of the amendments has not yet been determined.

Outstanding Share Data

On October 8, 2013, the number of shares issued and outstanding was 61,010,603 while outstanding options granted under the stock option plan were 1,898,505.

Internal Control

No change has occurred in our internal control over financial reporting during the period beginning on June 1, 2013 and ending on August 31, 2013.

Contractual Obligations

Apart from the previously described termination of the agreement with Ferrer and the lease amendment agreement, there were no material changes in contractual obligations during the three-month period ended August 31, 2013, other than in the ordinary course of business.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our MD&A dated February 26, 2013.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding: the regulatory approval of EGRIFTATM in various territories outside of the United States, including Mexico and Brazil, the timing to manufacture new supplies of EGRIFTATM and resume its distribution in the United States, the timing to obtain decisions from Mexican and Brazilian authorities on the application filed in each of those countries, the capacity of our commercial partner in the United States to continue the commercialization of EGRIFTATM in that country, the capacity of our commercial partners outside of the United States to commercialize EGRIFTATM in their respective territories, our capacity to become cash neutral and to tightly control our expenses and our capacity to re-file a marketing authorization application in Europe or in certain European countries for EGRIFTATM.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: EGRIFTATM will receive approvals in various territories outside of the United States, including Mexico and Brazil, no additional clinical studies will be required by regulatory authorities outside of the United States to obtain these regulatory approvals, EGRIFTATM will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free, the new batches of EGRIFTATM currently manufactured will meet the specifications and will be available for distribution in the United States within the timeline described herein, third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet demand and on a timely basis, the prescription base in the United States for EGRIFTATM will not be adversely affected in the event of a drug shortage and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, but are not limited to, the following: the risk that EGRIFTATM is not approved in all or some of the territories where our commercial partners have filed and intend to file marketing authorization applications, including Mexico and Brazil, the risk that the royalties generated from sales of EGRIFTATM in the United States decrease, the risk that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, the risk that we are unable to manufacture batches of EGRIFTATM available for distribution in December and, as a result, that the drug shortage lasts longer than disclosed herein, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that our intellectual property is not adequately protected, the risk that, even if approved in territories outside of the United States, EGRIFTATM is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.